1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:	Eva Chen, VP of Finance Dept. SPILIR@spil.com.tw +886-4-25341525#1536 Byron Chiang, Spokesperson Spokesperson@spil.com.tw +886-3-5795678#3676
Siliconware Precision Industries Co., Ltd.
No.45, Jieh Show Rd.
Hsinchu Science Park, Hsinchu
Taiwan, 30056
www.spil.com.tw

Siliconware Precision Industries Co., Ltd. Announces Submission

Period for ADR Holders to Propose 2017 AGM Agenda Items

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Mar 23, 2017

Taichung, Taiwan, March 23, 2017—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced the submission period for its ADR holders to propose agenda items to be included at the 2017 general shareholders’ meeting. The submission period will run from April 14 to April 24, 2017.

For any enquiry, please contact J.P. Morgan Service Center at +1 800-990-1135.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: March 23, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer